

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2015

Via E-mail
Steven Bronson
Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

> **Re: Qualstar Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed September 29, 2014**
> **Form 10-Q for the Period Ended December 31, 2014**
> **Filed February 12, 2015**
> **File No. 001-35810**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Item 1. Business

Data Storage Industry, page 5

1. Please clarify whether you provide tape only storage solutions or tape and magnetic disc tape storage solutions.

2. We note your statement on page 5 that "IT spending has been concentrated on the performance aspect of storage, and adding additional cost effective capacity has lagged as a proportion of total investment. We believe that this performance spending trend is reversing somewhat…[w]e believe this trend will drive future demand for tape libraries."

You have included this trend belief in previous annual reports but continue to see decreases in revenue attributable to declines in sales of your data storage tapes. Please provide your basis for this forward-looking statement.

Customers, page 7

3. We note from your disclosure on page 34, in the Notes to the Financial Statements you identify a major customer who accounted for 10.6% of revenues. Please tell us the name of your largest customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

4. Please expand your disclosure to discuss your plans for product expansion. Additionally, expand your disclosure regarding the formation of Qualstar Corporation Singapore Private Limited.

Fiscal 2014 Compared to Fiscal 2013

Gross Profit, page 24

5. Please expand your disclosure on the buyback of excess and obsolete inventory from your contract manufacturer.

Financial Statements

Note 1 – Accounting policies, page 32

6. Refer to your accounting policy for revenue recognition on page 33. Please expand the disclosure to explain the terms of the revised contract that permit recording revenues on a gross basis. Also, please explain why you are not recording revenues as services are provided rather than pro rata, since the new contract is based on a fee per incident model. Please also revise your critical accounting policy on page 20 accordingly.

Item 11. Executive Compensation

Performance-Based Incentive Compensation, page 61

7. Please highlight any performance elements that were instrumental in any performance related compensation, including bonuses.

Long-Term Equity Incentive Compensations, page 61

8. Please highlight the material terms of each named executive officer's employment agreement. We note that Mr. Jan was granted 100,000 shares of restricted stock in April 2014 pursuant to his employment agreement but the material terms of the agreement are not discussed.

Form 10-Q for the Period Ended December 31, 2014

Financial Statements

Note 3 – Significant customers, concentration of credit risk and geographic information, page 8

9. We note that your largest customer accounted for 11.9% and 15% of revenues for the six months ended 12/31/14 and 12/31/13 respectively and that the accounts receivable from this largest customer was 31.1% and 15% of accounts receivable as of 12/31/14 and 12/31/13 respectively. Please expand the disclosure to clarify how you evaluated collectability and whether this indicates a liquidity problem for your customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

10. Please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), and the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at 202-551-3349 or Terry French, Accountant Brach Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        James Prestiano, Esq.